File No. 82-1548
Exemption #12g3-2(b)

07026794

Third Quarter
Ended June 30, 2007

SUPPL



WIRELESS2 TECHNOLOGIES INC

WIRELESS2 Technologies Inc.
Consolidated Balance Sheets (Unaudited)
Expressed in Canadian Dollars

	June 30 2007 $	September 30 2006 $
ASSETS		
Current		
Cash	**1,732,120**	1,287,801
Accounts and holdback receivable	**786,694**	1,481,817
Inventory	**339,157**	341,074
Prepaids	**46,674**	51,224
	2,904,645	3,161,916
Property and equipment	**21,499**	25,428
Other assets	**144,741**	145,757
	3,070,885	3,333,101
LIABILITIES		
Current		
Accounts payable and accrued liabilities	**299,257**	314,180
Deferred revenue	**12,340**	9,940
Loans payable (Note 5)	**19,389**	129,059
	330,986	453,179
SHAREHOLDERS' EQUIITY		
Share capital	**14,500,112**	14,500,112
Contributed surplus	**401,309**	401,309
Cumulative translation adjustment	**(256,350)**	(225,585)
Deficit	**(11,905,172)**	(11,795,914)
	2,739,899	2,879,922
	3,070,885	3,333,101

See accompanying notes to consolidated financial statements

On behalf of the Board

D.H. Blakeway
Director

K.R. Tolmie
Director

WIRELESS2 Technologies Inc.
Consolidated Statements of Operations (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2007	2006	**2007**	2006
	$	$	**$**	$
Revenues	**713,431**	496,540	**2,391,957**	1,819,517
Cost of sales	**439,733**	311,492	**1,430,339**	1,126,205
Gross Profit	**273,698**	185,048	**961,618**	693,312
Sales and marketing	**143,071**	129,925	**444,903**	404,767
Depreciation and amortization	**4,597**	5,002	**13,590**	14,485
General and administration	**131,076**	74,152	**370,450**	208,833
Research and development	**58,935**	53,683	**185,320**	111,753
Financing charges	**4,745**	8,746	**29,407**	17,090
Foreign exchange loss (gain)	**30,188**	5,042	**16,809**	10,403
	372,612	276,550	**1,060,479**	767,331
Loss before income taxes	**(98,914)**	(91,502)	**(98,861)**	(74,019)
Income taxes	**19**	-	**480**	6,018
Net loss from continuing operations	**(98,933)**	(91,502)	**(99,341)**	(80,037)
Loss from discontinued operations	**(9,917)**	(400,140)	**(9,917)**	(995,083)
Net Loss	**(108,850)**	(491,642)	**(109,258)**	(1,075,120)
Loss per share from continuing operations				
Basic and diluted	**$0.01**	($0.01)	**($0.01)**	($0.01)
Loss per share from discontinued operations				
Basic and diluted	**$0.00**	($0.02)	**($0.00)**	($0.05)
Net Loss per share				
Basic and diluted	**$0.01**	($0.03)	**($0.01)**	($0.06)
Weighted average number of shares				
Basic and diluted	**18,812,213**	18,812,213	**18,812,213**	18,812,213

See accompanying notes to consolidated financial statements

Consolidated Statements of Deficit (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2007	2006	**2007**	2006
	$	$	**$**	$
Deficit, Beginning of period	**(11,796,322)**	(13,858,849)	**(11,795,914)**	(13,275,371)
Net loss	**(108,850)**	(491,642)	**(109,258)**	(1,075,120)
Deficit, End of period	**(11,905,172)**	(14,350,491)	**(11,905,172)**	(14,350,491)

See accompanying notes to consolidated financial statements

WIRELESS2 Technologies Inc.
Consolidated Statements of Cash Flows (Unaudited)
Periods Ended June 30
Expressed in Canadian Dollars

	THIRD QUARTER		NINE MONTHS	
	2007	2006	**2007**	2006
	$	$	**$**	$
OPERATING ACTIVITIES				
Loss from continuing operations	**(98,933)**	(91,502)	**(99,341)**	(80,037)
Items not involving cash:				
Depreciation and amortization	**4,597**	5,002	**13,590**	14,485
Foreign exchange adjustment	**(53,555)**	5,042	**(29,315)**	10,403
Other	**-**	-	**-**	(1,400)
Non-cash working capital changes (Note 6)	**191,184**	125,740	**689,068**	(94,715)
Cash flows of continuing operations	**43,293**	44,282	**574,002**	(151,264)
Cash flows of discontinued operations	**(9,917)**	(420,265)	**(9,917)**	(690,687)
	33,376	(375,983)	**564,085**	(841,951)
INVESTING ACTIVITIES				
Property and equipment acquisitions	**(6,027)**		**(8,210)**	-
Other assets additions		(17,453)	**(1,885)**	(17,483)
Assets held for resale	**-**	(24,494)		(116,964)
	(6,027)	(41,947)	**(10,095)**	(134,447)
FINANCING ACTIVITIES				
Repayment of loans payable	**-**	(7,000)	**(109,671)**	(49,000)
	-	(7,000)	**(109,671)**	(49,000)
Net (decrease) increase in cash	**27,349**	(424,930)	**444,319**	(1,025,398)
Cash, beginning of period	**1,704,771**	738,114	**1,287,801**	1,338,582
Cash, end of period	**1,732,120**	313,184	**1,732,120**	313,184
Cash is comprised of:				
Cash in banks	**1,732,120**	456,873	**1,732,120**	456,873
Bank indebtedness	**-**	(143,689)	**-**	(143,689)
	1,732,120	313,184	**1,704,771**	313,184
Supplementary Cash Flow Disclosure				
Interest Paid	**-**	60,996	**-**	168,217
Income taxes paid	**19**	-	**480**	-

See accompanying notes to consolidated financial statements

Expressed in Canadian Dollars

1. NATURE OF OPERATIONS

Wireless2 Technologies Inc. (the "Company") continues to seek new ventures which will provide growth opportunities and shareholder value. On September 15, 2006, the Company sold its Corrections Division (electronic curfew monitoring) (See Note 4 of the 2006 Annual Report). The Company's subsidiary Tactical Technologies Inc. continues to design and sell sophisticated communication surveillance and intelligence gathering equipment for the law enforcement and defense industries in the United States and Canada.

2. CHANGE OF NAME

The Company changed its name from Strategic Technologies Inc. to Wireless2 Technologies Inc. in October, 2006.

3. SIGNIFICANT ACCOUNTING POLICIES

The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended September 30, 2006 as set out in the Company's Annual Report.

4. SEGMENT INFORMATION

Commencing in fiscal 2007, the Company operates in two segments, Law Enforcement and Head Office. In fiscal 2006, the Company operated in one segment, being Law Enforcement. Consequently, comparative figures for Head Office are not available (n/a).

	THIRD QUARTER		NINE MONTHS	
	2007	2006	**2007**	2006
	$	$	**$**	$
Revenues – Head Office	**12,060**	n/a	**34,533**	n/a
Revenues – Law Enforcement	**701,371**	496,540	**2,357,424**	1,819,517
Net Income (Loss) – Head Office	**(42,742)**	n/a	**(118,963)**	n/a
Net Income (Loss) – Law Enforcement	**(56,191)**	(91,502)	**19,621**	(80,037)
Capital Expenditures – Head Office	**-**	n/a	**2,183**	n/a
Capital Expenditures – Law Enforcement	**6,027**	17,453	**6,027**	17,453
Revenues – Canada	**12,060**	n/a	**34,533**	n/a
Revenues – United States	**701,431**	496,540	**2,357,424**	1,819,517
Plant 8 Equipment – Canada	**2,357**	n/a	**2,357**	n/a
Plant 8 Equipment – United States	**19,142**	22,016	**19,142**	22,016

5. LOANS & NOTES PAYABLE

	2007	2006
	$	$
Western Economic Diversification Fund Loan, bearing interest at Bank of Canada prime lending rate plus 3%, due May, 2006		5,506
Loan Payable, non interest bearing, due March 3, 2005	9,695	179,695
4% Notes Payable, due March 3, 2005	9,694	179,695
	19,389	364,896

The loan payable and 4% Notes payable were due March 3, 2005. The Company has negotiated an extension of the due date to an undetermined future date which will be determined on settlement of an outstanding taxation matter in On Guard Plus Limited.

6. CHANGE IN NON-CASH WORKING CAPITAL

	THIRD QUARTER		NINE MONTHS	
	2007	2006	**2007**	2006
Accounts and Holdback Receivable	**128,930**	67,622	**695,123**	228,282
Inventory	**41,889**	45,751	**1,917**	(68,301)
Prepaids	**9,960**	(28,640)	**4,550**	6,822
Accounts payable	**14,521**	133,019	**(14,923)**	(267,129)
Customer deposits	**(4,116)**	(92,012)	**2,401**	5,611
Change in non-cash working capital	**191,184**	125,740	**689,068**	(94,715)

7. COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

Management Discussion & Analysis
as at July 25, 2007

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company, and the notes relating thereto, as well as the Report to Shareholders and other management discussion in the 2006 Annual Report.

This report includes forward-looking statements that are based on current expectations and are subject to risks and uncertainties. Many internal and external factors may cause actual results to differ materially including, but not limited to, those outlined in Risk Management in the 2006 Annual Report. The Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional information relating to the Company is filed on SEDAR at www.sedar.com

The attached financial statements have not been reviewed by the Company's auditors.

General Overview
Strategic Technologies Inc. changed its name to Wireless2 Technologies inc. in October, 2006. Wireless2 Technologies Inc. is incorporated under the laws of British Columbia. The Company's core businesses were the manufacture and sale or rental of electronic curfew monitoring systems used in the Corrections marketplace and the manufacture and sale sophisticated surveillance equipment to the Law Enforcement Community. In September, 2006, the Company sold its Corrections Division, including its subsidiary, On Guard Plus Limited. Its wholly owned subsidiary, Tactical Technologies Inc., has manufacturing facilities in Holmes, Pennsylvania. Tactical supplies tracking and intelligence gathering support technology used in government covert operations in the fields of surveillance and officer safety to law enforcement agencies.

The consolidated financial statements include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies, Inc.

Revenues include the gross amount billed to customers for sales of products and related services. It also includes interest earned on funds on deposit. Cost of sales includes direct expenses related to the manufacture of products.

Results of Operations
The consolidated financial statements for the third quarter and nine months ended June 30, 2007 include the results and financial position of Wireless2 Technologies Inc. and its wholly owned subsidiary, Tactical Technologies Inc. The Company derives the majority of its revenues in United States dollars.

Consolidated revenues for the third quarter ended June 30, 2007 were $713,431 ($2,391,957 for the nine months) compared to $496,540 ($1,819,517 for the nine months) for the same period last year, an increase of 44% and $216,891 (31% and $572,440 for the nine months). Total gross profit for the third quarter was 38% (40% for the nine months) of revenues compared to 37% (38% for the nine months) in the prior year. The change in gross profit percentage is attributable to the changes in sales volumes against which overheads may be absorbed and the product mix of sales.

Expenses increased $96,062 or 35% ($293,148 or 38% for the nine months) to $372,612 ($1,060,479 for the nine months) from $276,550 ($767,331 for the nine months) in 2006. Of this amount, $54,668 ($153,145 for the nine months) relates to head office expenses in 2007. These expenses are included in discontinued operations in 2006. Research and development expense increased $5,252 ($73,567 for the nine months) compared to 2006 as the Company expanded its research and development personnel related to its Law Enforcement Division. The foreign exchange loss increased $25,146 ($6,406 for the nine months) as compared to the 2006 period.

The net loss from continuing operations for the third quarter was $98,914 and $0.01 per share (a loss of $99,341 for the nine months and $0.01 per share. This compares to a net loss from continuing operations of $91,502 and $0.01 per share ($80,037 and $0.01 per share for the nine months) in 2006. In addition, the Company had a loss from discontinued operations of $9,917 and $0.00 per share ($9,917

and $0.00 per share for the nine months) compared to $400,140 and $0.02 per share ($995,083, and $0.05 per share for the nine months) in 2006.

Loss from Discontinued Operations

In September, 2006, the Company sold its Corrections Division, including subsidiary, On Guard Plus Limited (See September 30, 2006 Annual Report). Accordingly, the operating results of the Division have been classified as a discontinued operation and comparative figures restated.

Quarterly Results	3rd Qtr 2007	2nd Qtr 2007	1st Qtr 2006	4th Qtr 2006
(Unaudited)	$	$	$	$
Revenues from continuing operations	713,431	989,453	689,074	681,816
Income (loss) before discontinued operations	(99,341)	45.236	(45,643)	2,301,305
Income (loss) from discontinued operations	(9.917)	-	-	253,271
Net income (loss)	(108,850)	45,236	(45,643)	2,554,576
Net income (loss) per share – Basic and diluted	(0.01)	0.00	(0.00)	0.14

Quarterly Results	3rd Qtr 2006	2nd Qtr 2006	1st Qtr 2006	4th Qtr 2005
	$	$	$	$
Revenues from continuing operations	496,540	813,916	509,061	791,565
Income (loss) before discontinued operations	91,502	60,301	(48,837)	43,161
Income (loss) from discontinued operations	(583,144)	(401,324)	(193,617)	33,188
Net income (loss)	(491,642)	(341,023)	(242,454)	76,349
Net income (loss) per share – Basic and diluted	(0.03)	(0.02)	(0.01)	(0.01)

The fluctuation in revenues is attributable to the changes in the level of purchasing under major government agencies purchase orders. The fourth quarter of fiscal 2005 and 2006 reflect the net effect of the sale of assets. A significant proportion of the Company's revenues and expenses are generated in US dollars. Revenues and expenses for 2005 and 2006 were reduced as the average exchange rate fell from 1.33 in 2004 to 1.22 in 2005 and 1.14 in 2006. The exchange rate for the first three quarters of 2007 averaged 1.14.

Liquidity

Working capital at June 30, 2007 was $2,593,048, a decrease of $244,748 from September 30, 2006.

In the third quarter, operating activities generated cash of $33,376 ($564,085 for the nine months) compared to using cash of $375,983 ($841,951 for the nine months) in 2006. For the nine months, the collection of the majority of the receivable from On Guard Plus Limited and accounts receivable generated $695,123. Investments in new equipment and assets used cash of $10,095 compared to $134,447 in 2006. The Company repaid loans payable of $109,671 in the current period compared to repayments of $49,000 in the prior year.

Capital Resources
At June 30, 2007, the Company had working capital of $2,593,048 as compared to $2,837,796 at September 30, 2006. The Company has no long term debt and had 18,812,212 common shares issued and outstanding at June 30, 2007.

The Company had no commitments for material capital expenditures as of June 30, 2007.

The Company has no lines of credit or other sources of financing which have been arranged or are being negotiated.

The Company has adequate capital resources to meet all its obligations and fund operations going forward for the foreseeable future.

		Payments Due by Period			
Contractual Obligations	Total	Less than 1 year	1-3 years	4 – 5 Years	After 5 years
Debentures Payable		-		-	-
Operating Leases		-	-	-	-
Loans Payable	$19,389*	$19,389	-	-	-
Total Contractual Obligations	$19,389	$19,389	-	-	-
*Not including interest payments					

Off-Balance Sheet Arrangements
The Company does not have any off-balance sheet arrangements in place.

Transactions with Related Parties
Management fees of $56,625 (2006 - $195,700) were charged by companies controlled by individuals who are officers or directors of the Company.

Critical Accounting Estimates
The Company's financial statements have been prepared following Canadian generally accepted accounting principles. The measurement of certain assets and liabilities is dependent upon future events whose outcome will not be fully known until future periods. Therefore the preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results may vary from those estimated.

In particular, the amounts recorded for amortization of property and equipment and intangible assets are based on estimates of the remaining useful lives of such assets. Furthermore, the provision for warranty claims is based on past experience and the most currently available information regarding warranty costs. These estimates, and those related to the cash flows used to assess the potential impairment of property and equipment, intangible assets and goodwill are subject to measurement uncertainty and the impact on the financial statements of future periods could be material. Such estimates and assumptions have been made using careful judgments, which in management's opinion, are within reasonable limits of materiality and conform to the significant accounting policies summarized in Note 3 to the consolidated financial statements.

Looking forward
In the past year, the Company made the decision to leave the Corrections marketplace and completed the transaction late in the 2006 fiscal year. This decision resulted in the Corrections Division being sold at a profit allowing the Company to repay all its debt. Wireless2 now has a strong financial position to expand Tactical and search for new opportunities in the wireless marketplace. Growth requires change and the changes the Company has taken are expected to have a positive impact on its growth.

Management is confident the Company can achieve its goals because it has the financial resources, the availability of business opportunities, the strategies, the people and the commitment to do everything possible to meet and exceed them. The Company also has a Board of Directors with the wisdom and experience, as well as a high degree of involvement and independence, to ensure Wireless2 has the necessary guidance to achieve greater success.

Tactical has received some new contracts in 2007 with US Federal government agencies and will be delivering them throughout the balance of the year. Tactical expects to achieve positive net earnings for fiscal 2007. Tactical ended the third quarter with an order backlog for equipment of approximately $760,000.

Risk Management

Business risks

Although the market for our products appears to be expanding, our ability to remain competitive is dependent upon assessing changing markets and providing new products and capabilities. There can be no assurances that we will be able to do so or to meet changes in the marketplace or that the sale of new products will be profitable. Some of our competitors have greater financial resources and may be able to sustain recurring losses to establish market share at our expense.

Foreign exchange risks and inflation

The Company generates the majority of its revenues in U.S. dollars. It records foreign currency denominated working capital items (generally cash, accounts receivable and certain accounts payable) in the financial statements in Canadian dollars based on spot rates for the currency at the end of the reporting period. To date, the Company has not engaged in any currency hedging to minimize the effects of foreign exchange gains or losses. Exchange rate fluctuations are partially offset by a natural hedge in that some of the expenses it incurs and its law enforcement division are denominated in U.S. currencies.

The Company does not hold and has not entered into a market risk sensitive instrument for trading purposes.

The Company believes that inflation and other changes in prices have not had a material effect on it.

"Doug H. Blakeway"	"Ian M. Brown"
President & Chief Executive Officer	Chief Financial Officer
July 25, 2007	July 25, 2007

Directors and Officers

Doug H. Blakeway*	**Bernhard J. Zinkhofer***
Director, President & Chief Executive Officer	Director
WIRELESS2 Technologies Inc.	WIRELESS2 Technologies Inc.
Director, Chairman & Chief Executive Officer	
TACTICAL Technologies Inc.	
Ian M. Brown	**Kenneth R. Tolmie***
Director, Vice President, Secretary & Chief Financial Officer	Director, Audit Committee Chairman
WIRELESS2 Technologies Inc.	WIRELESS2 Technologies Inc.
Richard B. Snyder	
President	
TACTICAL Technologies Inc.	
*Denotes member of Audit Committee	

Corporate Information

WIRELESS2 Technologies Inc. (Canada)	
# 103 – 6592 – 176 Street	Stock Exchange Listing
Surrey, British Columbia V3S 4G5	**TSX Venture Exchange** Symbol – **WIT**
	In the USA, Sec. 12g – exemption #82-1548
Website: www.w2tec.com	**Trade USA Pink Pages** Symbol - **SGTKF**
eMail: wire2tec@gmail.com	
Wholly-owned subsidiaries	
TACTICAL Technologies Inc. (United States)	*Strategic Monitoring Services, Inc. (inactive)*
Legal Counsel and Records Office	Registrar and Transfer Agent
Lang Michener	**Computershare Investor Services Inc.**
1500 – 1055 West Georgia Street	408 – 510 Burrard Street
Vancouver, British Columbia V6E 4N7	Vancouver, British Columbia V6C 3B9
Auditors: **Deloitte & Touche LLP**	Common Shares Authorized: Unlimited
Bankers: **Toronto Dominion Bank**	Common Shares Issued: 18,812,213
	(at July 25, 2007)

END